Exhibit 3.1

T2 BIOSYSTEMS, INC.

CERTIFICATE OF DESIGNATION

OF

PREFERENCES, RIGHTS AND LIMITATIONS OF

SERIES A PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of T2 BIOSYSTEMS, INC., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the board of directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), on July 3, 2023, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.001 per share, which is designated as “Series A Preferred Stock,” with the rights, preferences, privileges and restrictions set forth therein.

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”), provides for a class of capital stock of the Corporation known as Preferred Stock, consisting of 10,000,000 shares, par value $0.001 per share (the “Preferred Stock”), issuable from time to time in one or more series, and further provides that the Board of Directors is expressly authorized to fix the number of shares of any series of Preferred Stock, to determine the designation of any such shares, and to determine the rights (including but not limited to voting rights), preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock.

RESOLVED, that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a series of Preferred Stock be, and hereby is, authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of 1,000 shares of Series A Preferred Stock and (iii) the Board of Directors hereby fixes the rights, preferences, privileges and restrictions of such shares of Series A Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to all series of the Preferred Stock, as follows:

TERMS OF SERIES A PREFERRED STOCK

1. Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as the Series A Preferred Stock (the “Series A Preferred Stock”), and the number of shares so designated shall be 1,000. The shares of Series A Preferred Stock shall have a par value of $0.001 per share and will be uncertificated and represented in book-entry form.

2. Dividends. The shares of Series A Preferred Stock shall be entitled to receive dividends on a pari passu basis with the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of the Corporation.

3. Voting Rights. Except as otherwise provided by the Certificate of Incorporation or as required by law, the holders of the shares of Series A Preferred Stock shall have the following voting rights:

3.1. Each of the outstanding shares of Series A Preferred Stock shall have 400,000 votes, representing an aggregate of 400,000,000 votes. The outstanding shares of Series A Preferred Stock shall vote together with the outstanding shares of Common Stock as a single class exclusively with respect to a Reverse Stock Split Proposal (as defined below) until such time as, following the filing of this Certificate of Designation, a Reverse Stock Split Proposal is approved by the stockholders of the Corporation, and shall not be entitled to vote on any other matter except to the extent required under the DGCL. As used herein, the term “Reverse Stock Split Proposal” means any proposal approved by the Board of Directors and submitted to the stockholders of the Corporation to adopt an amendment, or a series of alternate amendments, to the Certificate of Incorporation to combine the outstanding shares of Common Stock into a smaller number of shares of Common Stock at a ratio specified in or determined in accordance with the terms of such amendment or series of alternate amendments.

3.2. In accordance with the voting agreement provisions contained in that certain Purchase Agreement between the Corporation and the original holders of the shares of Series A Preferred Stock, dated on or about the filing date of this Certificate of Designation, the holders of the shares of Series A Preferred Stock shall vote the shares of Series A Preferred Stock on any Reverse Stock Split Proposal in the same proportion as shares of Common Stock are voted (excluding any shares of Common Stock that are not voted, whether due to abstentions, broker non-votes are otherwise) on such respective proposals (and, for purposes of clarity, such voting rights shall not apply on any other matter submitted to the stockholders of the Corporation for a vote).

4. Rank; Liquidation and Other. Upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, dissolution or winding up of the Corporation, whether voluntarily or involuntarily, pursuant to which assets of the Corporation or consideration received by the Corporation are to be distributed to the stockholders, the holder of Series A Preferred Stock shall be entitled to receive, before any payment is made to the holders of Common Stock by reason of their ownership thereof, an amount of $100.00.

5. Transfer. The Series A Preferred Stock may not be Transferred at any time prior to stockholder approval of a Reverse Stock Split Proposal without the prior written consent of the Board of Directors. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the shares of Series A Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

6. Redemption.

6.1. The outstanding shares of Series A Preferred Stock shall be redeemed in whole, but not in part, out of funds lawfully available therefor, (i) at any time if such redemption is ordered by the Board of Directors in its sole discretion, automatically and effective on such time and date specified by the Board of Directors in its sole discretion, or (ii) automatically immediately following the approval by the stockholders of the Corporation of a Reverse Stock Split Proposal (any such redemption pursuant to this Section 6.1, the “Redemption”). As used herein, the “Redemption Time” shall mean the effective time of the Redemption.

6.2. The shares of Series A Preferred Stock redeemed in the Redemption pursuant to this Section 6 shall be redeemed in consideration for the right to receive an amount equal to $100.00 in cash (the “Redemption Price”) for the shares of Series A Preferred Stock that is owned of record as of immediately prior to the applicable Redemption Time and redeemed pursuant to the Redemption, payable upon the applicable Redemption Time.

6.3. From and after the time at which the shares of Series A Preferred Stock is called for Redemption (whether automatically or otherwise) in accordance with Section 6.1, such shares of Series A Preferred Stock shall cease to be outstanding, and the only right of the former holder of such shares of Series A Preferred Stock, as such, will be to receive the applicable Redemption Price. The shares of Series A Preferred Stock Redeemed by the Corporation pursuant to this Certificate of Designation shall be automatically retired and restored to the status of an authorized but unissued shares of Preferred Stock, upon such Redemption. Notice of a meeting of the Corporation’s stockholders for the submission to such stockholders of any proposal to approve a Reverse Stock Split Proposal shall constitute notice of the Redemption of the shares of Series A Preferred Stock at the Redemption Time pursuant to Section 6.1(ii) hereof. In connection with the filing of this Certificate of Designation, the Corporation has set apart funds for payment for the Redemption of the shares of Series A Preferred Stock and shall continue to keep such funds apart for such payment through the payment of the purchase price for the Redemption of such shares.

7. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

IN WITNESS WHEREOF, T2 BIOSYSTEMS, INC., has caused this Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock to be duly executed by the undersigned duly authorized officer as of this 3rd day of July, 2023.

T2 BIOSYSTEMS INC.

By:	/s/ John Sperzel
John Sperzel
Chairman of the Board of Directors, President and Chief Executive Officer